As filed with the Securities and Exchange Commission on November 19, 2010
Registration No. 333- 170129

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

 FORM S-1

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933
__________________

OBAGI MEDICAL PRODUCTS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	22-3904668
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
__________________

3760 Kilroy Airport Way, Suite 500
Long Beach, CA 90806
(562) 628-1007
 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Laura B. Hunter
Vice President, General Counsel and Secretary
Obagi Medical Products, Inc.
3760 Kilroy Airport Way, Suite 500
Long Beach, CA 90806
(562) 628-1007
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
__________________
Copies to:
Kevin T. Collins, Esq. Martin C. Glass, Esq. Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 (212) 813-8800
__________________

    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒ 333- 170129

    Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☐

EXPLANATORY NOTE

This amendment is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of filing an exhibit to this registration statement.  This Post-Effective Amendment No. 1 does not modify any provisions of the prospectus constituting Part I of the registration statement or Items 13, 14, 15 or 17 of Part II of the registration statement. Accordingly, such prospectus has not been included herein.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is a statement setting forth our estimated expenses in connection with the offering described in this registration statement:

Securities and Exchange Commission Registration Fee	$5,421
Legal Fees and Expenses	20,000
Accounting Fees and Expenses	10,000
Printing Expenses	5,000
Selling Stockholders’ Fees and Expenses (excluding discounts and commissions)	35,000
Miscellaneous	20,000
Total	$95,421

Item 14. Indemnification of Directors and Officers

Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe such person’s conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted under similar standards to those set forth above, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also provides that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person in any such capacity and incurred by person in any such capacity or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145 of the DGCL.

Our amended and restated certificate of incorporation authorizes us to provide indemnification to directors and officers (and any other person to whom the DGCL permits us to provide indemnification) to the maximum extent permitted by Delaware law. Our second amended and restated bylaws further provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful. We have entered into indemnity agreements with each of our directors and officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the DGCL, in addition to the indemnification provided for in our bylaws, and we intend to enter into indemnification agreements with any new directors in the future.

As permitted by Section 102(b)(7) of the DGCL, our amended and restated certificate of incorporation provides that a director shall not be liable to us or our stockholders for monetary damages for breach of a fiduciary duty as a director. However, this provision does not eliminate or limit the liability of a director for acts or omissions not in good faith or for breaching his or her duty of loyalty, engaging in intentional misconduct or knowingly violating the law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. A provision of this type has no effect on the availability of equitable remedies, such as injunction or rescission, for breach of a fiduciary duty.

We have a policy of directors’ liability insurance that insures the directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Item 15.  Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits. See the Exhibit Index attached to this Registration Statement and incorporated herein by reference.

(b)
Financial Statement Schedules.  The financial statements and related notes thereto and financial schedules of Obagi Medical Products, Inc. are incorporated by reference to Item 15 of the Annual Report on Form 10-K for the year ended December 31, 2009.

Item 17. Undertakings.

     (a)      The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
	(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the registrant is relying on Rule 430B:
(A)
each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d)      The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Obagi Medical Products, Inc. has duly caused Post-Effective Amendment No.1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Long Beach, state of California, on the 19th day of  November, 2010.

OBAGI MEDICAL PRODUCTS, INC.
By:	/s/ PRESTON S. ROMM
Preston S. Romm
Chief Financial Officer and Executive Vice President, Finance, Operations and Administration

Pursuant to the requirements of the Securities Act of 1933, as amended, Post-Effective Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ALBERT F. HUMMEL
Albert F. Hummel	Chief Executive Officer, President and Director (Principal Executive Officer)	November 19, 2010
/s/ PRESTON S. ROMM
Preston S. Romm	Chief Financial Officer and Executive Vice President (Principal Financial and Accounting Officer)	November 19, 2010
*
Ronald P. Badie	Director	November 19, 2010
*
John A. Bartholdson	Director	November 19, 2010
*
John H. Duerden	Director	November 19, 2010
*
Albert J. Fitzgibbons III	Chairman of the Board of Directors	November 19, 2010
*
Edward A. Grant	Director	November 19, 2010

* By:	/s/ LAURA B. HUNTER
Laura B. Hunter
Attorney-in-Fact

EXHIBIT INDEX
Exhibit	Exhibit Title	Where Located
		Form	Exhibit No.	Filing Date	Filed Herewith
1.1	Underwriting Agreement dated November 18, 2010 by and among Obagi Medical Products, Inc., the Selling Stockholders listed thereto and Stifel Nicolaus & Company, Incorporated.	8-K	1.1	11/19/10
3.1	Amended and Restated Certificate of Incorporation of the Company.	S-1/A	3.1	11/29/06
3.2	Second Amended and Restated Bylaws of the Company.	8-K	3.1	2/29/08
4.1	Specimen Stock Certificate.	S-1/A	4.1	11/29/06
4.2	Investor's Rights Agreement, by and among the Company, Mandarin Partners LLC and The Zein & Samar Obagi Family Trust dated December 2, 1997, as amended and assigned.	S-1/A	4.3	11/15/06
5.1	Opinion of Legal Counsel.*	S-1	5.1	10/26/10
10.1	OMP, Inc. 2000 Stock Option/Stock Issuance Plan and forms of award agreements.**	S-1	10.1	9/13/06
10.2	Amended and Restated Obagi Medical Products, Inc. 2005 Stock Incentive Plan and forms of award agreements.**	S-1/A	10.2	12/12/06
10.3	Lease Agreement between the Company and D'Amato Investments, LLC, dated December 1, 2005.	S-1/A	10.5	10/24/06
10.4	Distribution Agreement, by and between the Company and Cellogique Corporation, dated November 10, 2005, as amended.+	S-1/A	10.6	11/15/06
10.5	Know-How and Trademark License Agreement, by and between the Company and Rohto Pharmaceutical Co, Ltd., dated September 13, 2002, as amended.+	S-1/A	10.7	11/15/06
10.6	Agreement by and between the Company and Dr. Zein E. Obagi, Inc, dated as of June 29, 2007.	S-1/A	10.8	10/24/06
10.7	Separation and Release Agreement between the Company and Zein Obagi, M.D., dated June 29, 2007.	S-1	10.9	9/13/06
10.8	Retail Lease Agreement by and between Skin Health Properties, Inc. as Landlord and OMP, Inc. as Tenant, dated as of June 29, 2006.	S-1/A	10.10	10/24/06
10.9	Letter Agreement between the Company and Skin Health Properties, Inc., dated June 29, 2006.	S-1	10.11	9/13/06
10.10	Employment Agreement, by and between the Company and Steven R. Carlson, dated March 1, 2005.**	S-1	10.13	9/13/06
10.11	Amendment to Employment Agreement by and between the Company and Steven R. Carlson, dated August 6, 2007.**	10-K	10.11	3/15/10
10.12	Consultant Services and Confidentiality Agreement, dated July 18, 2005, by and among the Company, Jose Ramirez, and JR Chem LLC.+	S-1/A	10.20	11/15/06
10.13	Form of indemnification agreement.**	S-1	10.21	9/13/06
10.14	Patent License Agreement by and between the Company and Avon Products, Inc., dated June 26, 2003.+	S-1/A	10.23	11/15/06
10.15	Non-Employee Director Compensation Policy, adopted November 14, 2006, as amended.**	10-Q	10.26	5/8/07
10.16	Second Amendment to Employment Agreement by and between the Company and Steven Robert Carlson dated as of March 1, 2008.**	8-K	10.1	3/7/08
10.17	Lease Agreement between OMP, Inc. and Kilroy Realty, L.P. dated April 30, 2008.	8-K	10.1	5/6/08
10.18	Implementation and Support Agreement by and between the Company and Specialists in Custom Software, Inc., dated June 24, 2008.	10-Q	10.43	8/11/08

		Where Located
Exhibit	Exhibit Title	Form	Exhibit No.	Filing Date	Filed Herewith
10.19	Lease Agreement between OMP, Inc. and Cypress-Southbay, LLC. and related construction rider, dated July 8, 2008.	10-Q	10.44	8/11/08
10.20	Amendment to Lease Agreement between OMP, Inc. and Kilroy Realty, L.P., dated August 6, 2008.	10-Q	10.45	8/11/08
10.21	Revolving Credit Agreement, by and between the Company and Comerica Bank, dated as of November 21, 2008.	8-K	10.46	11/26/08
10.22	Amendment and Addendum to Know-How and Trademark License Agreement, by and between the Company and Rohto Pharmaceutical Co, Ltd., dated December 4, 2008.+	10-Q	10.48	11/6/09
10.23	License and Supply Agreement, by and between the Company and Rohto Pharmaceutical Co, Ltd., dated December 4, 2008.+	10-K	10.49	3/13/09
10.24	Service Agreement, by and between the Company and Ventiv Commercial Services, LLC, dated July 1, 2008.	10-K	10.50	3/13/09
10.25	First Amendment to Services Agreement by and between the Company and Ventiv Commercial Services, LLC, dated July 1, 2008.	10-K	10.51	3/13/09
10.26	Amendment and Addendum to Consultant Services and Confidentiality Agreement by and between the Company and Jose Ramirez, and JR Chem LLC.+	10-K	10.52	3/13/09
10.27	Form of Employment Agreement by and between the Company and its executive officers.**	8-K	10.53	6/18/09
10.28	Amended Employment Agreement by and between the Company and Preston S. Romm, dated as of June 15, 2009.**	8-K	10.54	6/18/09
10.29	Amended Employment Agreement by and between the Company and David S. Goldstein, dated as of June 15, 2009.**	8-K	10.55	6/18/09
10.30	Amended Employment Agreement by and between the Company and Laura B. Hunter, dated as of June 15, 2009.**	8-K	10.56	6/18/09
10.31	Amended and Restated Product Supply Agreement between the Company and Triax Pharmaceuticals LLC dated August 24, 2009.+	10-Q	10.57	11/6/09
10.32	Amendment No. 2 to Distribution Agreement between the Company and Cellogique Corporation, dated September 26, 2009.+	10-Q	10.58	11/6/09
10.33	2010 Performance Incentive Plan.**	10-Q	10.37	5/7/10
10.34	Services Agreement by and between the Company and DDN/Obergfel, LLC dated July 1, 2009.+	10-K	10.34	3/15/10
10.35	Separation Agreement and Release dated October 15, 2010 by and between the Company and Steven R. Carlson.*	S-1	10.35	10/26/10
10.36	Amended and Restated Revolving Credit and Term Loan Agreement among the Company, OMP, Inc., the financial institutions signatory thereto (the “Lenders”) and Comerica Banks, as Administrative Agent for the Lenders, dated as of November 3, 2010.	10-Q	10.36	11/04/10
10.37	Stock Purchase Agreement by and among the Company, Stonington Capital Appreciation 1994 Fund, L.P. and The Zein and Samar Obagi Family Trust, dated as of November 15, 2010.	8-K	10.1	11/15/10
21.1	Subsidiaries of the Company.	10-K	21.1	3/15/10
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.*	S-1/A	23.1	11/15/10

Where Located
Exhibit	Exhibit Title	Form	Exhibit No.	Filing Date	Filed Herewith
23.2	Consent of Legal Counsel (included in Exhibit 5.1).*
24.1	Power of Attorney.*

*  Previously Filed.

**  Management contracts or compensatory plans and arrangements required to be filed pursuant to Item 601(b)(10)(ii)(A) or (iii) of Regulation S-K.

+  Material has been omitted pursuant to a request for confidential treatment and such material has been filed separately with the Commission.